February 3, 2005



United States
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Cheryl Grant, Esq.


         RE:  FUSION TELECOMMUNICATIONS INTERNATIONAL, INC.
              REGISTRATION STATEMENT ON FORM S-1/A FILED
              FEBRUARY 3, 2005 FILE NO, 333-120412

Dear Ms. Grant:

         On behalf of Fusion Telecommunications International, Inc., electronically transmitted please find Amendment No. 3, which has been marked to show changes from the original filing. This response letter has been numbered to coincide with your comment letter.

COMMENT 1: ON PAGE 40 YOU STATE THAT IN JANUARY 2005 YOU AGREED TO ISSUE 150,000 SHARES TO KARAMCO UPON THE "SUCCESSFUL COMPLETION OF AN INITIAL PUBLIC OFFERING BY MARCH 1, 2005." YOU SUGGEST ON PAGE II-2 THAT YOU ARE RELYING ON THE EXEMPTION UNDER SECTION 4(2) OF THE SECURITIES ACT FOR THIS TRANSACTION. PLEASE PROVIDE US WITH A DETAILED LEGAL ANALYSIS FOR WHY THE EXEMPTION UNDER SECTION 4(2) IS AVAILABLE FOR THE OFFER. IN THIS REGARD, PLEASE NOTE THAT THE FILING OF YOUR S-1 IN NOVEMBER 2004 CONSTITUTES A GENERAL SOLICITATION OF YOUR COMMON STOCK. ALTERNATIVELY, PLEASE ADVISE US WHAT OTHER SECURITIES ACT EXEMPTION, IF ANY, YOU ARE RELYING ON FOR THE OFFER AND SALE OF THE SECURITIES YOU ARE ISSUING TO KARAMCO AND WHY YOU BELIEVE THE EXEMPTION IS AVAILABLE TO YOU. WE MAY HAVE FURTHER COMMENT BASED UPON YOUR RESPONSE.

Response: The Company relied on Section 4(2) of the Securities Act for the issuance of shares to Karamco pursuant to the acquisition of the minority interest in Efonica. Roger Karam, the sole owner of Karamco, is an executive officer of the Company. Prior to becoming an executive officer he was the President of Efonica, the Company's majority owned joint venture. While the Company acknowledges that the filing of the S-1 constitutes a general solicitation, Mr. Karam was not solicited through the filing of the S-1. In fact, the Company has informed us that they were in daily contact with Mr. Karam and had been in discussions with him regarding the purchase of Efonica's minority interest since at least June 2004. In addition, the "offering" to Karamco was not really an offering, but rather a transaction with a common controlled entity. There also was no underwriter involved in the negotiations with Mr. Karam. We would also like to note that Mr. Karam resides in Lebanon and the UAE and that there was not any distribution of preliminary prospectuses in such areas. We also reviewed Division of Corporate Finance, Manual of Publicly Available Telephone Interpretations (July 1977)



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we believe that it is not in conflict with our reliance on Section 4(2). We have included a detailed analysis of the Interpretation in our response to Comment
#3. For the above reasons, the Company believes that it is entitled to rely on the 4(2) exception for the issuance of shares to Mr. Karam. In the alternative, the Company believes that it would have been entitled to rely on Regulation S for the issuance to Karamco.

COMMENT 2: PLEASE ALSO PROVIDE US WITH AN ANALYSIS AS TO WHY YOUR JANUARY 2005 OFFER SHOULD NOT BE INTEGRATED WITH THE REGISTERED PUBLIC OFFERING. IN PREPARING YOUR SUPPLEMENTAL RESPONSE, REFER TO THE FACTORS AS SET FORTH IN SECURITIES ACT RELEASE NO. 33-4552 (NOVEMBER 6, 1962) AND THE BLACK BOX INCORPORATED (JUNE 26,
1990) AND SQUADRON, ELLENOFF, PLEASANT & LEHRER (FEBRUARY 28, 1992) NO-ACTION LETTERS.

Response: The Company and counsel have carefully reviewed SEC Release No. 33-4552 and the Black Box Incorporated and Squadron, Ellenoff no-action letters and believes that the issuance of shares to Karamco were not issued in connection with a public offering, should not be integrated, and if viewed separately, would be a valid private issuance. Furthermore, we believe that the issuance of the shares in the Efonica acquisition should not be integrated with the public offering based upon application of the five factors set forth in SEC Release No. 33-4552 (the "Release"). The five factors discussed in the Release are whether (1) the different offerings are part of a single plan of financing,
(2) the offerings involve the offer and sale of the same class of security, (3) the offerings are made at or about the same time, (4) the same type of consideration is to be received, and (5) the offerings are made for the same general purpose.

         SEC no-action letters and other authority do not indicate clearly how many factors must be present in order for offerings to be integrated, nor do they indicate in any definitive way the relative weight to be given to each factor. It is clear, however, that all factors need not be absent in order to justify non-integration, and the SEC has in the past not required integration of offerings made at or about the same time. See, e.g., Black Box, Inc. (June 26, 1990); Pacific Physician Services, Inc. (August 20, 1985); Delorun Motor Co. (September 15, 1977); Pacific Resources, Inc. (August 13, 1976). A "single plan of financing" tends to refer to factors such as the method of offering the security and the financial interdependence of the offerings, whereas the "general purpose" is often viewed as relating to the expected use of proceeds of the offerings; however, determination of the existence of a single plan of financing in many cases has been considered as closely related to the question of whether the offerings are made for the same general purpose. See Loss and Seligman, Securities Regulation, Volume III, Chapter 3.6.I; and Hicks, Exemted Transactions under the Securities Act of 1933, 7.03(2)(c)(i). These four factors are therefore considered together below.

Issuance of Shares in the Efonica Acquisition (the "Acquisition")
     (i) Same Class of Securities. Common stock of the Company was issued in the Acquisition and common stock is being registered in the Registration Statement.

     (ii) Timing of the Offerings. The negotiations for the Acquisition were offered well in advance of filing the registration statements, in fact the Company informs us that discussions began prior to June 2004. The original registration statement was filed in November 2004.

     (iii) Type of Consideration. The Company will receive membership interests of an affiliated entity in the Acquisition. Cash will be received in the public offering.

     (iv) Purpose of Offerings; Single Plan of Financing. The purpose of the Acquisition was to purchase the minority interest in Efonica. The purpose of the public offering, on the other hand, is primarily to raise cash to purchase equipment, fund the Company's international deployment including the purchase of business licenses, network equipment and security letters of credit and bonds, to pay off indebtedness, for marketing and advertising and for working capital and general corporate purposes. Only 2.8% of the proceeds will be used towards the purchase of Efonica.

                We note the Staff's reference to the Squadron Ellenoff letter which provided further guidance with respect to the Staff's policy position stated in Black Box. As noted by the Staff, "the Staff's position with respect to the integration of the Black Box registered initial public offering and a simultaneous unregistered offering by Black Box of convertible debenture (the "Black Box Offerings") was a policy position taken primarily in consideration of the nature and number of the offerees." Pursuant to the Acquisition, shares will be issued to one accredited investor who was the President of the Efonica joint venture.

                In the Squadron Ellenoff letter, the Staff interpretted the position to be limited in applicability to situations where a registered offering would otherwise be integrated with an unregistered offering. We do not believe that the Acquisition would not otherwise be integrated and the Squadron Ellenoff letter, by its terms limits integration to situations where the two offerings "would otherwise be integrated."

                For the above reasons, the Company believes that the issuance of the shares in connection with the Acquisition should not be integrated with the Company's registered public offering.

COMMENT 3: IT APPEARS THAT THE REGISTRATION FOR RESALE OF THE SHARES TO BE ISSUED TO KARAMCO IS PREMATURE SINCE THE TRANSACTION IS NOT YET COMPLETE AND THE SHARES HAVE NOT BEEN ISSUED. ACCORDINGLY, REVISE TO REMOVE THE 150,000 SHARES FROM THE SELLING SECURITYHOLDER PROSPECTUS

Response: We respectfully disagree that the registration of the shares issued to Karamco is premature. As per your suggestion, I reviewed Division of Corporate Finance, Manuel of Publicly Available Telephone Interpretations July 1997 which states that "the Division staff raises no objection when securities are privately placed with the closing of the private placement contingent on filing or effectiveness of a resale registration statement as long as the purchase in the private placement are irrevocably bound to purchase the securities subject only to the filing or effectiveness of the Registration Statement or other conditions outside their control and the purchase price is established at the time of the private placement." We feel that the purchaser is irrevocably bound subject to effectiveness of the Registration Statement and that the purchase price has been established. The Release, goes on to state that "the purchase price can not be contingent on the market price at the time of effectiveness of the registration statement." In our case, the purchase price is not contingent on the market price. The price has been established, subject to the earn-out criteria after a year which may result in additional shares being issued, subject to the $14.3 maximum or shares must be returned and forfeited subject to the $4.4 minimum. The IPO price is only relevant in that the purchase price will be divided by the IPO price to determine how many shares must be issued. We do not believe that this makes the "purchase price contingent on the market price." The only contingency is the occurrence of the IPO, Karamco has otherwise made their investment decision. At the time that the IPO closes and the shares are issued to Karamco the remaining contingency will have been satisfied. We would like to note that even the issuance of the IPO shares themselves are subject to the occurrence of the IPO contingency.

COMMENT 4: PLEASE FILE A REQUEST TO WITHDRAW THE ERRONEOUS FORM, 8-A12G FILED ON JANUARY 25, 2005. ENSURE THAT YOU REFERENCE FILE NO. 0-51131 IN YOUR REQUEST AND FILE IT ON EDGAR USING THE SUBMISSION TAG "RW",

Response: We have filed a request to withdraw the 8-A filed on January 25, 2005 and filed it on EDGAR, using the submission tag "R.W." Please note that we filed a new 8-A on Friday, January 28, 2005 registering the shares and warrants under
Section 12(b) of the Securities Exchange Act of 1934.

COMMENT 5: WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT NUMBER ONE FROM OUR JANUARY 7, 2005 LETTER CONCERNING CHANGES TO THE REGISTRATION FEE TABLE. HOWEVER, WE DO NOT UNDERSTAND WHY YOU ADJUSTED THE AMOUNT OF THE REGISTRATION FEE WHERE THE AMOUNT OF SECURITIES TO BE REGISTERED DID NOT CHANGE, SUCH AS THE FEE RELATED TO THE COMMON STOCK ISSUABLE UPON EXERCISE OF THE REDEEMABLE WARRANTS WHERE THE MAXIMUM OFFERING PRICE HAS BEEN CONSTANT AT $30,590,000.

Response: As stated in the third sentence of our January 18, 2005 response letter, the other changes to the registration fee table were made to correct mathematical computation errors in the calculation of the fees.

COMMENT 6: WE NOTE YOUR RESPONSE TO US THAT YOU "TRACK REVENUES FOR AREAS WHERE [YOU] TERMINATE TRAFFIC ONLY IN THE EVENT THAT [YOU] INVESTED CAPITAL, DEPLOYED EQUIPMENT OR LEASED TRANSMISSION FACILITIES." IT IS NOT EVIDENT HOW YOU HAVE DETERMINED TO WHAT CONTINENT OR "REGION," SUCH AS THE CARIBBEAN OR LATIN AMERICA, YOU SHOULD ATTRIBUTE TERMINATIONS WITHOUT ALSO CONSIDERING IN WHICH COUNTRY THE TERMINATION HAS OCCURRED.

THEREFORE, WE REISSUE IN PART OUR PRIOR COMMENT NUMBER NINE FROM OUR JANUARY 7, 2005 LETTER. PLEASE INDICATE ANY COUNTRY IN WHICH 10% OR MORE OF YOUR CUSTOMERS' CALLS TERMINATE.

Response: We do not manage our business by tracking or measuring margins across all providers at the country level. On-net revenue is revenue that is supported by our own network of strategic partners and joint ventures, and Off- net revenue is terminated through third party providers. We manage our business by segregating it in our sales reporting system by the PROVIDER that the revenue is terminated by, and if that provider is our own strategic partner, then we know what Region of the world the Revenue would be attributed to. However, for revenues terminated through third party providers, we measure and track the total revenue and cost each month by each individual provider. Each provider may supply us with hundreds or thousands of destination points worldwide based on volume pricing of total revenue traffic we send them. This Off-net traffic is literally distributed across thousands of destinations world-wide (which could not only represent geographic destinations but can also include cellular destinations). Therefore, it is not practical or meaningful to try to aggregate all of the millions of call records each month to get revenue by destination when we already have those records by provider. Our measurement by provider gives us the ability to manage our revenues and maximize our margins by routing to the least cost provider.

COMMENT 7: SINCE NEARLY 30% OF YOUR CALLS TERMINATED IN ASIA DURING YOUR 2003 FISCAL YEAR, PLEASE DESCRIBE THE MATERIAL TERMS OF YOUR ARRANGEMENT WITH THE CARRIER IN ASIA, INCLUDING WHETHER YOU HAVE A CONTRACT.

Response: We have added disclosure describing the material terms of the Company's arrangement with the carrier in Asia. Please see pages 9, 43, F-17 and F-47.

COMMENT 8: WE REISSUE IN PART OUR PRIOR COMMENT NUMBER 12 FROM OUR JANUARY 7, 2005 LETTER. PLEASE PROVIDE READERS WITH MORE INSIGHT AS TO THE STATUS OF YOUR RELATIONSHIP WITH YOUR INDIAN PARTNER, THE EXTENT OF THE "LIMITED FINANCIAL RESOURCES", THE HISTORY OF ESTEL'S FAILURE TO PAY FOR SERVICES ON A TIMELY BASIS OR INVEST CAPITAL IN THE JOINT VENTURE AND HOW YOU PLAN TO CONFRONT THESE ISSUES.

Response: We have added disclosure describing the status of our relationship with the Company's Indian partner. Please see page 13.

COMMENT 9: WE NOTE YOUR RESPONSE TO PRIOR COMMENT 19 OF OUR JANUARY 7, 2005 LETTER AND YOUR DISCLOSURE ON PAGE 23. IN YOUR CHART ON PAGE 23, PLEASE RECONCILE YOUR "ON-NET" REVENUE TO "TOTAL CONSOLIDATED" REVENUE BY PROVIDING "OFF-NET" REVENUE TOTALS. PLEASE ALSO EXPLAIN IN CLEAR AND CONCISE LANGUAGE WHETHER OR NOT, AND WHY, YOUR "OFF-NET" REVENUE MIRRORS YOUR "ON-NET" REVENUE IN REGIONAL GEOGRAPHIC TERMINATION PERCENTAGES. IF YOUR "OFF-NET" REVENUE DOES NOT MIRROR YOUR "ON-NET" REVENUE IN REGIONAL GEOGRAPHIC TERMINATION, PLEASE INDICATE WHERE THOSE CALLS ARE BEING TERMINATED. SUPPLEMENTALLY, PLEASE EXPLAIN TO US IN DETAIL HOW YOU TRACK AND RECORD REVENUES AND CORRESPONDING COSTS, IF ANY, FROM "OFF-NET" GEOGRAPHIC LOCATIONS.

Response: We have updated our On-Net revenue chart by providing Off-net revenue totals and have reconciled it to our "Total Consolidated" revenue. Please see a copy of the amended chart filed herewith. Off-net revenue does not typically mirror On-net revenue in regional geographic termination percentages, because Off-net revenues are terminated by other third party providers, and may terminate anywhere in the world. On-net revenues only terminate to areas supported by our own network of strategic partners that we have agreements with and also typically have made investments with.

We track and manage Off-net revenues and costs by provider(vendor) instead of by individual destination, since most providers offer multiple destinations for termination, and give better rates for higher volumes. In order to manage the cost of Off-net revenue, we route traffic to the least cost carriers and focus on maximizing margins by providers.

COMMENT 10: IT IS NOT EVIDENT HOW YOU HAVE CALCULATED "TOTAL CONSOLIDATED REVENUE," WHICH APPEARS SIGNIFICANTLY LARGER THAN "CONSOLIDATED TERMINATING ON-NET REVENUE" IN LIGHT OF YOUR STATEMENT THAT YOU TRACK ONLY "ON-NET" REVENUES. PLEASE EXPLAIN.

Response: Total Consolidated Revenue includes VoIP to carriers, Traditional Voice to carriers, VoIP to Consumers, and IP Services/Other. VoIP and Traditional Voice to carriers are further broken down between On-net voice and Off-net voice. All categories of revenue are recorded and tracked at the product and customer level.

COMMENT 11: WE REISSUE OUR PRIOR COMMENT NUMBER 43 FROM OUR DECEMBER 12, 2004 LETTER, PLEASE IDENTIFY YOUR OPERATING SEGMENTS AND PROVIDE THE INFORMATION CALLED FOR BY ITEM 101(B) OF REGULATION S-K, SUCH AS REVENUES FROM EXTERNAL CUSTOMERS AND A MEASURE OF PROFIT OR LOSS AND TOTAL ASSETS FOR EACH OF THE LAST THREE FISCAL YEARS.

Response: We have added disclosure identifying the Company's operating segments and provided the information called for by Item 101(b) of Regulation S-K.
Please see pages 37 and 38.

COMMENT 12: WE REISSUE IN PART OUR PRIOR COMMENT NUMBER 23 FROM OUR JANUARY 7, 2005 LETTER. WE NOTE YOUR DISCLOSURE ON PAGE 38, AMONG OTHER PAGES, THAT YOU FOCUS ON VOICE TERMINATION SERVICES IN "EMERGING MARKETS IN ASIA, THE MIDDLE EAST, AFRICA, THE CARIBBEAN AND LATIN AMERICA." PLEASE TELL US SUPPLEMENTALLY THE COUNTRIES IN WHICH YOU HAVE "IN-COUNTRY PARTNERSHIPS" IN ORDER TO FACILITATE YOUR OFFER OF SERVICES.

Response: Set out below are the countries in which the Company has "in-country partnerships" with either partners or in some cases vendors, in order to facilitate its offer of services:

VOICE SERVICES                INTERNET, PRIVATE NETWORK AND OTHER
Pakistan                      Oman
Kuwait                        Bahrain
Trinidad & Tobago             Philippines
Nicaragua                     South Korea
Somalia                       Taiwan
Nigeria                       India
Bangladesh                    Pakistan
India                         United Arab Emirates
Lebanon                       Japan
Saudi Arabia                  Malaysia
United Arab Emirates          Israel
Jordan                        Singapore
Libya                         Egypt
Armenia                       Vietnam
El Salvador
Guatemala
Belize

COMMENT 13: PLEASE DISCLOSE THAT YOU ARE UNABLE TO PROVIDE QUANTIFIED DISCLOSURE REGARDING YOUR MARKET SHARE IN THE MARKETS IN WHICH YOU OPERATE, AS INDICATED IN YOUR RESPONSE TO PRIOR COMMENT 30 OF OUR LETTER DATED JANUARY 7, 2005, AND EXPLAIN THE REASON FOR THAT INABILITY.

Response: We have added disclosure that the Company's is unable to determine its market share in the markets in which it operates and explained the reason for the Company's inability. See page 52.

COMMENT 14: WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT NUMBER 31 FROM OUR JANUARY 7, 2005 LETTER THAT YOU WILL SEEK INVESTORS' CONSENTS BEFORE SENDING THEM ELECTRONIC VERSIONS OF THE PROSPECTUSE. PLEASE ALSO INCLUDE DISCLOSURE ABOUT INVESTORS' ABILITY TO REVOKE CONSENT ON RECEIVING PROSPECTUSES ELECTRONICALLY AND YOUR OBLIGATION TO DELIVER A PROSPECTUS IN THAT REGARD.

Response: We have added disclosure about the investor's ability to revoke consent upon receiving prospectuses electronically and the underwriters' obligation to deliver a prospectus in that regard. See page 76.

COMMENT 15: WE NOTE YOUR RESPONSE TO COMMENT 33 OF OUR JANUARY 7, 2005 LETTER AND THE DISCLOSURE PROVIDED IN FOOTNOTE 4. HOWEVER, IN LIGHT OF WHAT APPEAR TO BE CLEARLY DOCUMENTED, SUBSTANTIVE PARTICIPATING RIGHTS OF YOUR JOINT VENTURE PARTNER COMMUNICATIONS VENTURES INDIA PVT. LTD., THE "HOLDING COMPANY", IN THE SHAREHOLDERS JOINT VENTURE AGREEMENT, WE CONTINUE TO QUESTION YOUR CONSOLIDATION OF THE ESTEL JOINT VENTURE. PLEASE REFER TO THE FOLLOWING REFERENCES IN THE SHAREHOLDERS JOINT VENTURE AGREEMENT AND EXPLAIN TO US WHY EACH OF THESE SPECIFIC RIGHTS OR COMBINATION OF RIGHTS DO NOT RESULT IN THE HOLDING COMPANY HAVING SUBSTANTIAL PARTICIPATING RIGHTS IN THE JOINT VENTURE OR REVISE TO ACCOUNT FOR ESTEL UNDER THE EQUITY METHOD.

Response to 15(a), 15(b) and 15(c): The Financial Statements have been restated to reflect the accounting of Estel under the equity method of accounting. Footnote 4 has been has been revised to state : Based upon these fact and circumstances, the Company has determined that the minority shareholder of Estel has substantive rights that would prohibit the consolidation of this joint venture within its consolidated financial statements. As a result, the Company has accounted for this joint venture under the equity method of accounting (see
Note 5).


In addition, Footnote 5 to the financial statements include the required disclosures for investments made under the equity method of accounting are attached hereto.

COMMENT 16: IF YOU PRESENT ESTEL UNDER THE EQUITY METHOD, IT APPEARS IT MAY BE NECESSARY FOR YOU TO PROVIDE SEPARATE FINANCIAL STATEMENTS OF ESTEL PURSUANT TO 3-09 OF REGULATION S-X. PLEASE REVISE OR ADVISE US.

Response: Management has evaluated the criteria of Section 3-09 of Regulation S-X and has noted that the investments in/advances to Estel and the loss from Estel is not greater than 20% of the consolidated assets or income from continuing operations. As a result, separate financial statements of Estel are not required. Attached is a calculation for your review.

COMMENT 17: WE NOTE YOUR RESPONSE TO PRIOR COMMENTS 35 AND 36 OF OUR JANUARY 7, 2005 AND YOUR SEGMENT INFORMATION DISCLOSURES. AS YOUR DISCUSSION IN THE MD&A OF THE COMPANY ON A CONSOLIDATED BASIS WOULD PRESENT AN INCOMPLETE PICTURE, PLEASE DISCUSS YOUR REVENUES, PROFITABILITY AND CASH NEEDS IN THE MD&A ON A SEGMENT BASIS CONSISTENT WITH YOUR INTERNAL REPORTS AND WITH YOUR SFAS 131 SEGMENT DISCLOSURES. SEE FINANCIAL REPORTING CODIFICATION, SECTION 501 06.A. PLEASE REVISE OR ADVISE.

Response: We have added disclosure to the MD&A section discussing revenues, profitability and cash needs on a segment basis. See page 24.

COMMENT 18: PLEASE COMPLY WITH ALL OF THE ABOVE COMMENTS AS APPLICABLE.

Response: The comment has complied with and all corresponding changes have been made to the interim financial statements.

COMMENT 19: WE REISSUE PRIOR COMMENT NINE OF OUR LETTER DATED DECEMBER 12, 2004 AS IT PERTAINS TO THE COVER PAGE OF THE SELLING SHAREHOLDER PROSPECTUS. IN THIS REGARD, WE NOTE THAT THE COVER PAGE CONTINUES TO EXCEED THE ONE PAGE LIMIT AND CONTAIN UNNECESSARY, IMMATERIAL AND REDUNDANT INFORMATION, INCLUDING UNNECESSARY PARENTHETICAL DEFINITIONS. REVISE ACCORDINGLY.

Response: We have revised the Alternate Cover page to comply with the one page limit by removing unnecessary, immaterial and redundant information. In order to facilitate this order, we have removed the detailed descriptions of the warrants and instead added a cross-reference to the "Description of Securities -- Public Warrants" section.

COMMENT 20: WE REISSUE IN PART OUR PRIOR COMMENT NUMBER 40 FROM OUR JANUARY 7, 2005 LETTER. WE NOTE YOUR PARENTHETICAL QUALIFICATION TO THE FIXED PRICE. BY MAKING THE FIXED PRICE BASED ON AN ASSUMPTION OF A $6.00 INITIAL PUBLIC OFFERING PRICE, YOU STILL ARE NOT SATISFYING THE REQUIREMENTS OF SCHEDULE A OF THE SECURITIES ACT OF 1933 AND ITEM 501(B)(3) OF REGULATION S-K. PLEASE REVISE TO INCLUDE AN UNQUALIFIED FIXED PRICE OR PRICE RANGE IN THE SELLING SHAREHOLDER PROSPECTUS AND PLAN TO FILE A POST-EFFECTIVE AMENDMENT TO SWITCH TO A MARKET PRICE WHEN THE SHARES BEGIN TRADING ON THE AMEX. ALSO, YOU MAY NOTE IN THE PRE-EFFECTIVE AMENDMENT THAT, ONCE YOUR SHARES TRADE ON AMEX, THEY WILL SELL AT PREVAILING MARKET PRICES OR PRIVATELY-NEGOTIATED PRICES.

Response: As discussed on our call, we have removed the parenthetical qualification of the Fixed Price. We note your comment that you may note in the pre-effective amendment that, "Once your shares trade on AMEX, they will sell at prevailing market prices or privately negotiated prices." We have added such language. (See page A-1). However, we note that with the addition of such language the pre-effective Amendment will be accurate and therefore there should not be a need "to file a post-effective amendment to switch to a market price when the shares begin trading on the AMEX."

COMMENT 21: WE NOTE YOUR REVISIONS IN RESPONSE TO OUR PRIOR COMMENT NUMBER 44 FROM OUR JANUARY 7, 2005 LETTER. PLEASE INCLUDE THE EXACT REPRESENTATIONS IN
ITEM 512(A) OF REGULATION S-K.

Response: We have added the exact representation in Item 512(a) of Regulation S-K. Please see page II-5.

COMMENT 22: WE NOTE IN YOUR AMENDED REGISTRATION STATEMENT YOU NOW REFER TO YOURSELF AS A "SMALL BUSINESS ISSUER" IN YOUR FOURTH UNDERTAKING. YET IT APPEARS THAT YOU DO NOT FIT THE DEFINITION OF "SMALL BUSINESS ISSUER" IN RULE 405 OF REGULATION C. THEREFORE, WE REISSUE OUR PRIOR COMMENT NUMBER 111 FROM OUR DECEMBER 12, 2004 LETTER. REVISE ACCORDINGLY.

Response: We have made the appropriate revisions to the Undertakings. Please see page II-5.

COMMENT 23: WE NOTE THAT, IN YOUR REVISION, YOU HAVE DELETED THE UNDERTAKING REQUIRED BY ITEM 512(F) OF REGULATION S-K. THEREFORE, WE REISSUE OUR PRIOR COMMENT NUMBER 112 FROM OUR DECEMBER 12, 2004 LETTER. PLEASE INCLUDE THE UNDERTAKING, OR TELL US WHY YOU DO NOT BELIEVE YOU ARE REQUIRED TO PROVIDE IT.

Response: We have provided the undertaking required by Item 512(f) of Regulation S-K. Please see page II-5.

COMMENT 24: PLEASE REVISE YOUR INTRODUCTORY PARAGRAPH SO THAT IT ADDRESSES ALL SECURITIES BEING REGISTERED. FOR EXAMPLE, IT DOES NOT APPEAR THAT YOU HAVE INCLUDED THE 3,823,750 SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF REDEEMABLE WARRANTS.

Response: We have revised the introductory paragraph of our legal opinion and refiled it as an exhibit. Please see Exhibit 5.1.

         The Company believes that they have responded to all of the Staff's comments. If you have any questions or anything that I can do to facilitate your review, please let me know. The Company and the Underwriter would like to commence the offering prior to February 11, 2005. Your anticipated cooperation is greatly appreciated.

                                           Sincerely,




                                           \s\ ARTHUR S. MARCUS, ESQ.
                                           --------------------------
                                           Arthur S. Marcus, Esq.